                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

November 9, 2006

Mr. Howie Hallock
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4720

Re:      Request by American Century Quantitative Equity Funds, Inc.
         (the "Registrant") for Withdrawal of N-14 Filing

Dear Mr. Hallock:

     Please accept this withdrawal  request  pursuant to Securities Act Rule 477 on behalf of the Registrant. The relevant details concerning this request are as follows:

     o    Name  and CIK of  Registrant:  American  Century  Quantitative  Equity
          Funds, Inc. (0000827060)

     o    Accession  number  of  filing  that  is the  subject  of the  request:
          0000827060-06-000065

     o    Circumstances  associated  with the request:  The filer used the wrong
          EDGAR  submission  type (N-14 instead of N-14/A) and will refile using the correct EDGAR submission type.

     o    1933 Act Number that was newly  generated  with the erroneous  filing:
          333-138470

     o    No securities have been sold in connection with this offering.

     If you have any  questions  about this filing,  please  contact me at (816)
340-7276.

Sincerely,

/s/ Brian L. Brogan
---------------------------------------
Brian L. Brogan
Vice President and
Associate General Counsel

BLB/dnh